SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the three months ended June 30, 2006 reported by Kubota Corporation (Thursday, August 3, 2006)

2.	Notice on purchase of treasury stock through ToSTNeT-2 (Tuesday, August 29, 2006)

3.	Results of purchase of treasury stock through ToSTNeT-2 (Wednesday, August 30, 2006)

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, AUGUST 3, 2006)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2006 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 3, 2006 —Kubota Corporation reported its consolidated results of operations for the three months ended June 30, 2006 today.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Three months ended Jun. 30, 2006		% (*)	Three months ended Jun. 30, 2005	% (*)	Year ended Mar. 31, 2006
Net sales	¥248,574 [$2,161,513	]	13.2	¥219,493	11.9	¥1,051,040
Operating income	¥36,773 [$319,765	]	26.3	¥29,116	27.5	¥113,500
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥40,162 [$349,235	]	25.2	¥32,091	24.4	¥140,406
Net income	¥22,425 [$195,000	]	17.7	¥19,050	36.2	¥81,034
Net income per ADS (five common shares)
Basic	¥86 [$0.75	]		¥73		¥311
Diluted	¥86 [$0.75	]		¥72		¥308

Notes. 1 :	(*) represents percentage change from the corresponding previous period.

2 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2006, of ¥115 =US$1, solely for convenience.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Jun. 30, 2006		Jun. 30, 2005	Mar. 31, 2006
Total assets	¥1,402,307 [$12,193,974	]	¥1,193,030	¥1,405,402
Shareholders’ equity	¥611,353 [$5,316,113	]	¥496,762	¥606,484
Ratio of shareholders’ equity to total assets	43.6%		41.6%	43.2%
Shareholders’ equity per ADS	¥2,352 [$20.45	]	¥1,910	¥2,334

Notes. 1 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2006, of ¥115 =US$1, solely for convenience.

(3)	121 subsidiaries are consolidated, and 25 affiliated companies are accounted for under the equity method.

(4)	The number of newly consolidated companies during the period	: 1

	The number of companies newly excluded from consolidated subsidiaries during the period	: 2

	The number of newly affiliated companies during the period	: 0

	The number of companies newly excluded from affiliated companies during the period	: 0

(5)	Financial forecast

Anticipated results of operations for the six months ending September 30, 2006 and the year ending March 31, 2007 are as follows. (These are unchanged from the forecasts announced on May 12, 2006.)

(Consolidation)	(In millions of yen)

	Six months ending Sep. 30, 2006	Year ending Mar. 31, 2007
Net sales	¥540,000	¥1,090,000

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥72,000	¥131,500

Net income	¥42,000	¥77,000

Basic net income per ADS for the year ending March 31, 2007 is anticipated to be ¥296.

<Results of Operations>

During the three months under review, net sales increased ¥29.1 billion (13.2%), to ¥248.6 billion from the corresponding period in the prior year, due to substantially growing overseas sales in Internal Combustion Engine and Machinery, while the domestic sales slightly decreased.

Total domestic sales decreased ¥4.4 billion (3.7%), to ¥115.2 billion from the corresponding period in the prior year. Sales in Internal Combustion Engine and Machinery were almost same level from the corresponding period in the prior year due to sales downturn of tractor and other farm machinery. Sales in Pipes, Valves, and Industrial Castings decreased due to the decrease of shipment in Industrial Castings Division from the corresponding period in the prior year, while ductile iron pipes and plastic pipes recorded steady sales. Sales in Environmental Engineering rose due to an increase of delivered orders during the three months under review in Waste Engineering Division. Sales in “Other” segment decreased mainly due to sales decrease of a subsidiary in construction business.

Overseas sales increased ¥33.4 billion (33.5%), to ¥133.4 billion from the corresponding period in the prior year. In sales of Internal Combustion Engine and Machinery, sales of tractors, other farm machinery, engines and construction machinery increased all together. As for tractors, the Company recorded steady sales in the U.S. market. In addition, sales of tractor in Asia, especially in Thailand, increased substantially. Sales of other farm machinery increased due to expanded sales of combine harvester in China. Sales of engines increased due to favorable order from major client in the U.S. and Europe. With regard to construction machinery, the Company recorded increased sales not only in European market but also in the U.S. market. In addition, sales in Pipes, Valves, and Industrial Castings, (mainly in ductile iron pipes) and in Environmental Engineering (mainly in submerged membrane system) also increased from the corresponding period in the prior year.

Operating income increased ¥7.7 billion (26.3%), to ¥36.8 billion from the corresponding period in the prior year. Operating income in Internal Combustion Engine and Machinery increased due to increased sales in the U.S. and Asia, and favorable exchange rate between Yen and U.S. dollar comparing with the corresponding period in the prior year. Operating income in Pipes, Valves and Industrial Castings increased largely due to promoted cost reduction and increase of overseas sales in ductile iron pipes and industrial castings, while operating income in Environmental Engineering decreased due to sales decrease in Water & Sewage Engineering Division and profit deterioration resulting from price decline of sales orders.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased ¥8.1 billion (25.2%), to ¥40.2 billion from the corresponding period in the prior year, due to an increase in operating income. Income taxes were ¥16.0 billion (39.8% of effective tax rate), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥1.8 billion. As a result, net income increased ¥3.4 billion (17.7%), to ¥22.4 billion from the corresponding period in the prior year.

<Financial Position>

(Comparison with the end of corresponding period in the prior year)

Total assets at the end of the period under review amounted to ¥1,402.3 billion, an increase of ¥209.3 billion (17.5%) from the end of corresponding period in the prior year. As for assets, inventories and short- and long-term finance receivable increased resulted from overseas business expansion in Internal Combustion Engine and Machinery. Investments also increased largely due to an increase in unrealized gains on securities accompanied by a rise in Japanese stock price. As for liabilities, interest-bearing debt increased in connection with increases of short- and long-term finance receivables. Deferred tax liabilities in other long-term liabilities also increased related to the increase of unrealized gains on securities, while accrued retirement and pension costs in long-term liabilities decreased. Shareholders’ equity largely increased due to recorded amount of net income and increases of unrealized gains on securities in other comprehensive income.

(Comparison with the end of the prior year)

Total assets were almost same level (a decrease of ¥3.1 billion, 0.2%) comparing with the balance sheet at the end of the prior year. As for assets, notes and accounts receivable decreased largely due to collection of substantial notes and accounts receivable from public sector related to shipments at the year-end. Investments decreased due to price decline of market securities comparing with prices at the end of the prior year. On the other hand, inventories increased. As for liabilities, accounts payable related to public sector’s order decreased, however the interest-bearing debt increased. Total shareholders’ equity increased due to recorded net income, which exceeded decreased amount of unrealized gains on securities in other comprehensive income. The ratio of shareholders’ equity to total assets improved 0.4 percentage points, to 43.6%.

<Prospect for the Fiscal Year>

The forecasts of the anticipated results of operations for the year ending March 31, 2007, and for the six months ending September 30, 2006, which were announced on May 12, 2006, are unchanged.

The Company achieved substantial increase in profit for the three months under review than the corresponding period in the prior year and also achieved good progress toward anticipated results of operations for the half and full fiscal year. However, the Company does not revise its forecasts at this time because of uncertainty about business conditions, which are attributed to anticipation of appreciation of Yen and rise of raw material prices. The forecasts anticipate an exchange rate of ¥113=US$1.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Three months ended Jun. 30, 2006		Three months ended Jun. 30, 2005		Change		Year ended Mar. 31, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	248,574	100.0	219,493	100.0	29,081	13.2	1,051,040	100.0
Cost of sales	171,275	68.9	153,098	69.7	18,177	11.9	747,380	71.1
Selling, general, and administrative expenses	39,868	16.0	38,248	17.4	1,620	4.2	185,451	17.6
Gain (loss) from disposal and impairment of businesses and fixed assets	658	0.3	(969)	(0.4)	1,627	—	4,709	0.5

Operating income	36,773	14.8	29,116	13.3	7,657	26.3	113,500	10.8

Other income (expenses):
Interest and dividend income	5,416		3,747		1,669		14,355
Interest expense	(2,617)		(1,405)		(1,212)		(7,122)
Gain on sales of securities-net	700		120		580		4,703
Gain on nonmonetary exchange of securities	—		—		—		15,901
Foreign exchange gain-net	(59)		211		(270)		(1,952)
Other-net	(51)		302		(353)		1,021

Other income, net	3,389		2,975		414		26,906

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	40,162	16.2	32,091	14.6	8,071	25.2	140,406	13.4
Income taxes	15,987		12,349		3,638		56,067
Minority interests in earnings of subsidiaries	1,891		1,280		611		4,938
Equity in net income of affiliated companies	141		588		(447)		1,633
Net income	22,425	9.0	19,050	8.7	3,375	17.7	81,034	7.7

							(In yen)
Basic earnings per ADS (five common shares):	86		73				311

Diluted earnings per ADS (five common shares):	86		72				308

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	Jun. 30, 2006		Jun. 30, 2005		Change	Mar. 31, 2006
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	92,232		75,446		16,786	91,858
Notes and accounts receivable	266,950		265,065		1,885	310,717
Short-term finance receivables-net	79,255		52,281		26,974	79,116
Inventories	195,337		173,561		21,776	175,660
Other current assets	133,372		105,083		28,289	100,873

Total current assets	767,146	54.7	671,436	56.3	95,710	758,224	54.0
Investments and long-term finance receivables	360,600	25.7	242,642	20.3	117,958	374,283	26.6

Property, plant, and equipment	225,282	16.1	219,407	18.4	5,875	226,372	16.1

Other assets	49,279	3.5	59,545	5.0	(10,266)	46,523	3.3

Total	1,402,307	100.0	1,193,030	100.0	209,277	1,405,402	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)

	Jun. 30, 2006		Jun. 30, 2005		Change	Mar. 31, 2006
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	191,996		111,710		80,286	132,209
Notes and accounts payable	207,685		208,255		(570)	220,461
Other current liabilities	112,116		99,313		12,803	113,748
Current portion of long-term debt	38,019		57,896		(19,877)	50,020

Total current liabilities	549,816	39.2	477,174	40.0	72,642	516,438	36.7

Long-term liabilities:
Long-term debt	116,771		127,885		(11,114)	152,024
Accrued retirement and pension costs	50,929		63,317		(12,388)	53,633
Other long-term liabilities	42,594		2,733		39,861	47,925

Total long-term liabilities	210,294	15.0	193,935	16.3	16,359	253,582	18.0

Minority interest	30,844	2.2	25,159	2.1	5,685	28,898	2.1

Shareholders’ equity:
Common stock	84,070		78,156		5,914	84,070
Capital surplus	93,150		87,263		5,887	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	337,742		281,786		55,956	323,116
Accumulated other comprehensive income	77,054		30,703		46,351	86,769
Treasury stock	(202)		(685)		483	(160)

Total shareholders’ equity	611,353	43.6	496,762	41.6	114,591	606,484	43.2

Total	1,402,307	100.0	1,193,030	100.0	209,277	1,405,402	100.0

Consolidated Segment Information by Industry Segment

(Unaudited)

Three months ended Jun. 30, 2006						(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net Sales
Unaffiliated customers	186,388	37,199	8,897	16,090	248,574	—	248,574
Intersegment	21	96	46	2,901	3,064	(3,064)	—

Total	186,409	37,295	8,943	18,991	251,638	(3,064)	248,574
Cost of sales and operating expenses	150,798	33,464	9,934	17,940	212,136	(335)	211,801
Operating income (loss)	35,611	3,831	(991)	1,051	39,502	(2,729)	36,773

Three months ended Jun. 30, 2005						(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net Sales
Unaffiliated customers	156,977	36,170	7,329	19,017	219,493	—	219,493
Intersegment	17	127	11	3,449	3,604	(3,604)	—

Total	156,994	36,297	7,340	22,466	223,097	(3,604)	219,493
Cost of sales and operating expenses	129,411	34,999	7,465	21,559	193,434	(3,057)	190,377
Operating income (loss)	27,583	1,298	(125)	907	29,663	(547)	29,116

Year ended Mar. 31, 2006						(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	658,776	189,708	110,479	92,077	1,051,040	—	1,051,040
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	658,816	191,892	110,688	107,253	1,068,649	(17,609)	1,051,040
Cost of sales and operating expenses	555,687	172,637	106,475	105,073	939,872	(2,332)	937,540
Operating income	103,129	19,255	4,213	2,180	128,777	(15,277)	113,500

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2006, of ¥115 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	121 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota-C.I. Co., Ltd.
Kubota Construction Co., Ltd. Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd. Kubota Maison Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation Kubota Baumaschinen GmbH Kubota Europe S.A.S.

4. 25 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	17 sales companies of farm equipment,
Kubota Matsushitadenko Exterior Works, Ltd.
5.	Summary of accounting policies

1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in 2).

2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	Reclassification

The consolidated financial reports for the year ended March 31, 2006 and the three months ended June 30, 2005 have been reclassified to conform to the presentation for the three months ended June 30, 2006.

Consolidated Net Sales by Industry Segment

(Unaudited)

(In millions of yen)

	Three months ended Jun. 30, 2006		Three months ended Jun. 30, 2005		Change		Year ended Mar. 31, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	161,948	65.2	139,810	63.7	22,138	15.8	578,164	55.0
Domestic	55,748		56,532		(784)	(1.4)	240,722
Overseas	106,200		83,278		22,922	27.5	337,442
Construction Machinery	24,440	9.8	17,167	7.8	7,273	42.4	80,612	7.7
Domestic	5,527		5,428		99	1.8	26,559
Overseas	18,913		11,739		7,174	61.1	54,053

Internal Combustion Engine & Machinery	186,388	75.0	156,977	71.5	29,411	18.7	658,776	62.7
Domestic	61,275	24.7	61,960	28.2	(685)	(1.1)	267,281	25.4
Overseas	125,113	50.3	95,017	43.3	30,096	31.7	391,495	37.3

Pipes and Valves	27,797	11.2	25,672	11.7	2,125	8.3	150,559	14.3
Domestic	24,673		24,471		202	0.8	142,071
Overseas	3,124		1,201		1,923	160.1	8,488
Industrial Castings	9,402	3.7	10,498	4.8	(1,096)	(10.4)	39,149	3.7
Domestic	5,135		7,200		(2,065)	(28.7)	25,115
Overseas	4,267		3,298		969	29.4	14,034

Pipes, Valves & Industrial Castings	37,199	14.9	36,170	16.5	1,029	2.8	189,708	18.0
Domestic	29,808	11.9	31,671	14.4	(1,863)	(5.9)	167,186	15.9
Overseas	7,391	3.0	4,499	2.1	2,892	64.3	22,522	2.1

Environmental Engineering	8,897	3.6	7,329	3.3	1,568	21.4	110,479	10.5
Domestic	8,042	3.2	6,964	3.2	1,078	15.5	105,505	10.0
Overseas	855	0.4	365	0.1	490	134.2	4,974	0.5

Building Materials & Housing	2,137	0.9	2,673	1.2	(536)	(20.1)	13,512	1.3
Domestic	2,137		2,673		(536)	(20.1)	13,512
Other	13,953	5.6	16,344	7.5	(2,391)	(14.6)	78,565	7.5
Domestic	13,897		16,258		(2,361)	(14.5)	77,327
Overseas	56		86		(30)	(34.9)	1,238

Other	16,090	6.5	19,017	8.7	(2,927)	(15.4)	92,077	8.8
Domestic	16,034	6.5	18,931	8.7	(2,897)	(15.3)	90,839	8.7
Overseas	56	0.0	86	0.0	(30)	(34.9)	1,238	0.1

Total	248,574	100.0	219,493	100.0	29,081	13.2	1,051,040	100.0
Domestic	115,159	46.3	119,526	54.5	(4,367)	(3.7)	630,811	60.0
Overseas	133,415	53.7	99,967	45.5	33,448	33.5	420,229	40.0

August 29, 2006

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 165, Paragraph 2 of the Corporate Law.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on August 30, 2006 to be executed at today’s closing price of ¥930. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased:	Shares of common stock of Kubota Corporation
(2) Number of shares to be purchased:	4,750,000 shares

(Notes)

1)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.
2)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on August 30, 2006.

(Reference)

1)	Details of the resolution at the Board of Directors’ Meeting held on June 23, 2006.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥11 billion
	Term of validity:	From June 26, 2006 to September 19, 2006

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

August 30, 2006

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (August 29, 2006).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	4,700,000 shares

3. Price:	¥930 (Total amount of purchase: ¥4,371,000,000)

4. Date of purchase:	August 30, 2006 (Wednesday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on June 23, 2006.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥11 billion
	Term of validity:	From June 26, 2006 to September 19, 2006

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on June 23, 2006.

	Total number of treasury stock purchased	4,700,000 shares
	Total amount of treasury stock purchased	¥4,371,000,000

3)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of June 23, 2006.

	Total number of shares issued except treasury stock:	1,295,169,180 shares
	The number of treasury stock:	4,700,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 1, 2006	By:	/s/ SHIGERU KIMURA
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department